Exhibit 1

FOR IMMEDIATE RELEASE	1 APRIL 2014

WPP PLC (“WPP”)

Voting rights and Capital at 31 March 2014

WPP confirms that its capital consists of 1,348,907,120 ordinary shares with voting rights.

WPP holds 13,434,540 of its ordinary shares in Treasury.

Therefore, the total number of voting rights in WPP is 1,335,472,580 shares.

The figure of 1,335,472,580 may be used by share owners as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in WPP, under the FSA’s Disclosure and Transparency Rules.

Contact:

Feona McEwan, WPP

+ 44(0) 207 408 2204